Exhibit 99.1

Tims China Announces Appointment of Mr. Kwok Wah Cheung as Chief Executive Officer and Issuance of Additional Senior Secured Convertible Notes

Leadership Changes

SHANGHAI and NEW YORK, June 9, 2026 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the parent company of the exclusive master franchisees of Tim Hortons coffee shops in China (“Tims China” or the “Company”), today announced that its Board of Directors (the “Board”) has appointed Mr. Kwok Wah Cheung as the Company’s Chief Executive Officer (“CEO”) effective June 15, 2026, as part of its ongoing succession planning process.

Concurrently, Mr. Yongchen Lu will step down as CEO and assume the role of Chairman of the Company. In addition, the Company’s current Chairman of the Company, Mr. Peter Yu, will step down from such position but will remain as a director.

Mr. Cheung brings over 20 years of experience as a chief executive and president of major consumer businesses in China. He served as Chief Executive Officer of Supor, a leading Chinese manufacturer of cookware and household appliances. Prior to that, he served as Executive Director of China Feihe Limited, one of China’s foremost dairy companies, and Chairman & Chief Executive Officer of Nestle’s Greater China Region, and Global President of Wyeth Nutrition. Earlier in his career, Mr. Cheung held senior roles at The Coca-Cola Company and Procter & Gamble. He has spent the majority of his career in China since 2000 and brings deep experience in brand building, consumer insights, and operational excellence in the Chinese market.

The Board extends its sincere appreciation to Mr. Yu and Mr. Lu for their invaluable guidance, strategic vision and strong execution over the past eight years. Their private equity expertise, cross-border investment experience, long-term value creation mindset and deep understanding in the consumer segment were instrumental in shaping the overall strategy and building the Tim Hortons brand in mainland China. Under their leadership, the Company opened its first store in 2019 and grew to 1,026 system-wide stores across 93 cities in mainland China by the end of March 2026. At the same time, the Company formed and nurtured a loyalty club community that now totals over 35 million members, while establishing the four fundamental cornerstones of the Company – true local relevance, continuous innovation, genuine community, and absolute convenience – that differentiate the brand in China’s highly competitive coffee market. The Board and the Company are grateful for Mr. Yu and Mr. Lu’s personal dedication, strategic foresight, and foundational contributions that positioned the Company for sustainable long-term growth.

Mr. Lu, as Chairman of the Company, will work closely with Mr. Cheung to ensure a smooth transition and continue to provide value to our stakeholders, including our business partners and shareholders. “I am honored to take on the role of Chairman,” said Mr. Yongchen Lu, “I remain as engaged and committed to the Company’s long-term success as ever and I am excited to work with Mr. Cheung to drive the next phase of growth for Tims China.”

As the new CEO, Mr. Cheung will be responsible for the overall operations of the Group and the implementation of the Board’s strategies and policies. Drawing on the strong foundation built by Mr. Yu and Mr. Lu, he will focus on accelerating existing strategies of deepening localization, continuous innovation, expanding our genuine community, and offering greater convenience through optimized store formats, digital, and delivery.

Issuance of Additional Senior Secured Convertible Notes

In addition to these leadership changes, the Company today announced that it has entered into a definitive agreement with Tim Hortons Restaurants International GmbH (“THRI”), for the issuance of additional senior secured convertible notes (“Additional Notes”) in an aggregate principal amount of up to US$55.0 million, which will be consolidated and form a single series with, and rank pari passu with the existing US$89.9 million floating rate senior secured convertible notes due 2029 issued by the Company on December 2, 2025 (the “Original Notes”, together with the “Additional Notes”, the “Notes”).

The Additional Notes are to be issued pursuant to the indenture dated December 2, 2025 governing the Notes, and will have the same terms as the Original Notes, including interest rate, conversion price and maturity date, security package and covenant terms.

The Company will use part of the proceeds from the issuance of the Additional Notes for further expansion of its store network and funding the working capital and operating expenditure requirements of the Company and its subsidiaries.

The transaction will be executed in four separate tranches, with the initial tranche of up to $15.8 million to be issued in the third quarter of 2026 and the final tranche expected in the first quarter of 2027. Each tranche remains subject to customary and other closing conditions, including required regulatory approvals in China and certain business performance milestone conditions.

Additional Information

Further details of these transactions will be provided in a Form 6-K to be filed with the U.S. Securities and Exchange Commission (SEC) and available on the SEC’s website by June 9, 2026.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, successfully complete the issuance of the Additional Notes, achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China” or the “Company”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau.

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

IMPORTANT NOTICE REGARDING THE TIM HORTONS® BRAND

The TIM HORTONS® brand and related trademarks is used by Tims China pursuant to a franchise agreement with Tim Hortons Restaurants International GmbH and its affiliates (collectively, the “Identified Persons”). The Identified Persons are entities entirely separate and distinct from Tims China and its subsidiaries (the “Group”). No Identified Persons exercises any control over the business, operations, finances or management of the Group, and no Identified Person is responsible for any obligations or liabilities of the Group.

INVESTOR AND MEDIA CONTACTS

Investor Relations

IR@timschina.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com